Free Writing Prospectus (To the Preliminary Prospectus Supplement dated November 8, 2017)	Filed Pursuant to Rule 433 Registration No. 333-212975 November 8, 2017

Pricing Term Sheet

5.25% Senior Notes Due 2025

Issuer:	B&G Foods, Inc.

Title of Securities:	5.25% Senior Notes due 2025

Aggregate Principal Amount:	$400,000,000

Maturity:	April 1, 2025

Coupon:	5.25%

Price to Public:	101.000%, plus accrued interest from October 1, 2017

Yield to Maturity:	5.084%

Yield to Worst:	5.034%

Spread to Benchmark Treasury:	+283 basis points

Benchmark Treasury:	UST 2.00% due February 15, 2025

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2018

Record Dates:	March 15 and September 15

Make-whole call:	At any time prior to April 1, 2020, at a discount rate equal to the “Treasury Rate” (as defined in the prospectus) plus 50 basis points

Optional Redemption:	On or after the following dates and at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed:

	Date	Percentage
	April 1, 2020	103.9375%
	April 1, 2021	102.6250%
	April 1, 2022	101.3125%
	April 1, 2023	100.0000%

Optional Redemption with Equity Proceeds:	Up to 40% at 105.25% prior to April 1, 2020

Change of Control:	101% plus accrued and unpaid interest, if any

Trade Date:	November 8, 2017

Settlement Date:

November 20, 2017 (T+8).

We expect that delivery of the new notes will be made to investors on or about November 20, 2017, which will be the 8th business day following the date of this prospectus supplement (such settlement being referred to as “T+8”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade new notes prior to the 5th business day before the delivery of the new notes hereunder will be required, by virtue of the fact that the new notes initially settle in T+8, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the new notes who wish to trade the new notes prior to their date of delivery hereunder should consult their advisors.

CUSIP / ISIN:	05508R AE6 / US05508RAE62

Ratings:*	B2 (Moody’s) / B+ (S&P)

Gross Spread:	1.250%

Joint Bookrunning Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC
Co-Managers:	Citizens Capital Markets, Inc. Rabo Securities USA, Inc. TD Securities (USA) LLC

Changes to the Preliminary Prospectus Supplement

The aggregate principal amount of new notes offered hereby has been increased to $400 million from $350 million. The Issuer intends to use the additional net proceeds from the increase in the size of the offering for general corporate purposes, which could include, among other things, repayment of other long term debt or possible acquisitions.  The sections of the Preliminary Prospectus Supplement entitled “Summary—Summary of the Offering,” “Use of Proceeds,” “Capitalization” and “Description of Notes” are deemed to be modified accordingly.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.